UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BITCOIN SHOP INC.

(Name of Issuer)

Common Shares with a par value of $0.001

(Title of Class of Securities)

09173J100

(CUSIP Number)

January 19, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09173J100

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Deane A. Gilliam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

		8,750,000(1)
	6	SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED		0
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:
		8,750,000(1)
	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,750,000(1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3% (based on 156,721,508 shares of common stock outstanding as of June 25, 2015)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Includes 2,500,000 shares of common stock and 6,250,000 shares of common stock underlying warrants.

Item 1(a).	Name of Issuer:

Bitcoin Shop, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1901 N Moore St, Suite 700
Arlington, VA 22209

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Deane A. Gilliam

Item 2(b).	Address of Principal Business Office or, if None, Residence.

700 Park Avenue, New York, NY 10021

Item 2(c).	Citizenship.

United States

Item 2(d).	Title of Class of Securities

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number.

09173J100

Item 3. Type of Person

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 8,750,000(1)

(b)	Percent of class: 5.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 8,750,000(1)

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 8,750,000(1)

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	Includes 2,500,000 shares of common stock and 6,250,000 shares of common stock underlying warrants.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2015	By:	/s/ Deane A. Gilliam
Deane A. Gilliam